Alice hsu +1 212.872.1053/fax: +1 212.872.1002 ahsu@akingump.com

January 28, 2020

Via EDGAR and Overnight Delivery

Mr. Nicholas P. Panos

Senior Special Counsel

Office of Mergers & Acquisitions

Division of Corporation Finance

Office of Natural Resources

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	Verso Corporation DEFA14A additional soliciting material made on Schedule 14A Filed on January 24, 2020 by Verso Corporation File No. 001-34056

Dear Mr. Panos:

On behalf of Verso Corporation (the “Company”), we hereby submit the letter in response to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated January 24, 2020, with respect to the Company’s DEFA14A additional soliciting material made on Schedule 14A, File No. 001-34056, filed with the Commission on January 24, 2020.

For your convenience, the text of each of the Staff’s comments is reproduced in bold-face type below, followed by the Company’s responses. Terms not otherwise defined in this letter shall have the meanings set forth in the DEFA14A additional soliciting material made on Schedule 14A.

General

1.	Please refer to the following assertion that Verso believes “that the proxy contest is yet another attempt by Atlas/Blue Wolf to accomplish their objective of controlling the Company, given that the outcome could effectively result in Atlas becoming a ‘controlling stockholder.’” Absent a factual foundation, unqualified use of the term “control” in this context may contravene Rule 14a-9. The participants (other than the nominees) in the counter-solicitation will not, as a matter of fact and law, be obtaining "control" of the Board or Verso in the event that their proxy solicitation is fully successful. Please advise us of the factual foundation upon which Verso relied to support the contention that Atlas/Blue Wolf may “effectively” become a “controlling stockholder.” Refer to Note b. to Rule 14a-9.

U.S. Securities and Exchange Commission January 28, 2020 Page 2

Response: The Company acknowledges the Staff’s comments and respectfully advises the Staff that the Company believes it has a reasonable and factual basis for the statement referred to in the Staff’s comment above. The Company viewed the meaning of the word “control” in its statements in terms of its everyday meaning, comparable to the definition provided in Rule 12b-2 under the Securities Exchange Act of 1934, as amended. The reasonable and factual basis in the Company’s judgment was formed from discussions and correspondence between representatives of Atlas/Blue Wolf, the Company’s financial advisor, former and current members of the Company’s board of directors and the Company’s management team, as well as the conduct between the parties described in the section entitled, “BACKGROUND OF THE SOLICITATION ON PROPOSAL 1 — ELECTION OF DIRECTORS” beginning on page 11 of the Company’s definitive proxy statement filed with the Commission on December 30, 2019 (as amended and supplemented, the “Proxy Statement”). We confirm on behalf of the Company that future references to “control” and “controlling stockholder” will be properly qualified.

2.	Please refer to the following statement: “Verso believes that the proxy contest is directly related to Atlas/Blue Wolf’s objective to control the Company, this time, however, without paying anything to stockholders.” The implied reference to a control premium or other payment that is otherwise owed suggests the participants are attempting to acquire share capital as opposed to simply exercising stockholder rights to nominate and vote upon a slate of new directors. Given that Atlas/Blue Wolf will not control Verso even if their solicitation is successful, no payment appears to be due. We also are unaware of any legal requirement that obligates a non-management party to pay a control premium or any proxy solicitation undertaken in compliance with Section 14(a) and corresponding Regulation 14A in which a person soliciting proxies paid a control premium or made another payment to security holders in exchange for a vote in favor of their candidates. Please refrain from creating the impression that a payment is legally or otherwise required in light of the Rule 14a-9 proscription against omissions of material fact necessary to make the statements made in light of the circumstances under which they are made. Please also refrain from using this inexact formulation in future filings absent qualification and the inclusion of factual support.

U.S. Securities and Exchange Commission January 28, 2020 Page 3

Response: The Company acknowledges the Staff’s comments and respectfully advises the Staff that the Company does not believe that the statement referred to in the Staff’s comment creates an implication that the proxy contest would require a control premium; instead the Company’s purpose for the statement was to inform stockholders of another attempt to take over control of the Company, the background of which is described in the section entitled, “BACKGROUND OF THE SOLICITATION ON PROPOSAL 1 — ELECTION OF DIRECTORS” beginning on page 11 of the Proxy Statement.

Further, the Company respectfully advises the Staff that the Company will refrain from creating the impression that such a payment is legally or otherwise required in connection with an election of directors in light of the Rule 14a-9 proscription against omissions of material fact necessary to make the statements made in light of the circumstances under which they are made. The Company will also refrain from using this inexact formulation in future filings absent qualification and the inclusion of factual support.

U.S. Securities and Exchange Commission January 28, 2020 Page 4

We have endeavored to provide you with everything requested. Should you find that we have omitted information or should you have additional questions or comments, please do not hesitate to contact me at (212) 872-1053.

Sincerely,

/s/ Alice Hsu

Alice Hsu

cc:	Adam St. John, Verso Corporation
St. John Daugherty, Verso Corporation
Kerry E. Berchem, Akin Gump Strauss Hauer & Feld LLP